July 5, 2017

Terry French

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3720

United States Securities and Exchange Commission

100 F Street, N.E.

Washington

District of Columbia 20549

Re:

SunVesta, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 17, 2017

File No. 0-28731

Dear Mr. French:

Thank you for your comment dated May 23, 2017, in connection with SunVesta, Inc.’s submission on

Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on March 17, 2017.

The following text is our response to your comment.

Form 10-K for Fiscal Year Ended December 31, 2017

We note that you have not fully complied with the XBRL interactive data and tagging requirements in the Form 10-K as proscribed by Item 601(b)(101) of Regulation S-K. In future filings please provide the required detail tagging in compliance with 17 CFR 232.405(d)(4)(i).

Refer to Release No. 33-9002.

Response:

We have reviewed 17 CFR 232.405(d)(4)(i) in addition to Release No. 33-9002 and do hereby confirm that we will comply with those XBRL requirement as proscribed by Item 601(b)(101) of

Regulation S-K in future filings having advised our Edgar filing provider of said requirements.

We do hope that the information provided above is responsive to your comment.  Should you have any additional comments or questions please contact us directly.

Yours sincerely,

/s/ Hans Rigendinger

By: Hans Rigendinger

Its: Chief Executive Officer